TRANSGLOBE ENERGY CORPORATION PRODUCTION STATUS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, October 14, 2011 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces curtailed production in the Republic of Yemen (“Yemen”) and revised production Guidance for 2011.

PRODUCTION UPDATE

REPUBLIC OF YEMEN
Block S-1 (25% working interest)

The oil export pipeline from Marib to the Ras Eisa port on the Red Sea is currently shut down. Production from TransGlobe’s An Nagyah field on Block S-1 is shut-in until repairs to the export pipeline can be completed. The pipeline has been the target of a number of attacks since production resumed in mid-July (ending a 4 month shut-in period) and was typically repaired within 24 to 48 hours, which did not impact production. The most recent attack on the pipeline has not been repaired due to local tribal groups preventing access to the pipeline. It is difficult to predict when production will resume. TransGlobe’s working interest share of production was approximately 2,250 Bopd prior to being shut-in on October 8th.

CORPORATE PRODUCTION

Corporate production today is approximately 11,250 Bopd, not including approximately 2,250 Bopd of shut-in production on Block S-1. Production from Block 32 in East Yemen of approximately 400 Bopd to TransGlobe has not been affected. Block 32 production is exported through the Nexen Inc. operated pipeline to the Indian Ocean.

REVISED 2011 PRODUCTION GUIDANCE

Estimated 2011 average Corporate production is reduced by approximately 1,000 Bopd to the 12,000 to 12,300 Bopd range, which represents a year on year growth rate of 22% from 2010. The 8% reduction in guidance for 2011 is based on the following assumptions:

  Block S-1 remains shut in for the balance of 2011.
  East Ghazalat first production moved to 2012.

There are a number of potential positive catalysts listed below that could impact guidance for the remainder of 2011.

  Resumption of production from Block S-1 (~ 2,250 Bopd).
  Approval of the West Bakr acquisition (~4,000 Bopd).
  Removal of export constraints and drilling results from West Gharib (~1,000 Bopd).

The Company will provide an updated guidance for 2011 funds flow in the third quarter results which are scheduled to be press released November 9, 2011.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com